[Connecticut Water Letterhead]

93 West Main Street

Clinton, CT 06413

October 12, 2012

Via EDGAR Correspondence

and Email

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:	Connecticut Water Service, Inc.
Registration Statement on Form S-4
Filed September 4, 2012
File No. 333-183708 (the “Registration Statement”)

Dear Ms. Ransom:

Set forth below are the responses of Connecticut Water Service, Inc., a Connecticut corporation (“we”, “our” “us”, “Connecticut Water” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2012, with respect to the Registration Statement. The Company is filing today, via EDGAR, Amendment No. 1 (the “Amendment”) to the Registration Statement.

For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the Staff’s comment letter. Capitalized terms used, but not defined herein, have the meanings given to them in the Registration Statement.

General

1.	Please file the legal and tax opinions as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Response: The Company acknowledges the Staff’s comment and has filed the legal and tax opinions of Murtha Cullina LLP and Verrill Dana LLP as Exhibits 5.1, 8.1 and 8.2 to the Amendment.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 12, 2012

Cover Page of Registration Statement

2.	We note that the proposed maximum aggregate offering price in the fee table is listed as $10.9 million. However, we note your disclosure on the cover page of the joint prospectus and proxy statement that the aggregate dollar value of the CWS common stock issued in the Merger will be between $10.6 million and $11.4 million. Please refer to Securities Act Forms Question 125.04 and advise us as to why you believe the proposed maximum aggregate offering price reflected in the registration fee table is appropriate, or revise.

Response: The Company acknowledges the Staff’s comment. As set forth in the Fee Table for the Registration Statement, the Company calculated the $10,911,110 maximum aggregate offering price solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 (the “Act”). Pursuant to Rule 457(f) and Rule 457(c) adopted under the Act, the maximum aggregate offering price for a transaction such as the Merger is to be calculated based upon either the book value per share of the company being acquired, or the market value of the securities to be received by the Company, which in this case is the entire class of 121,100 outstanding shares of BSWC Common Stock which will be surrendered by BSWC Stockholders after the closing of the Merger in exchange for newly issued shares of the Company’s Common Stock.

As required by Rule 457(f)(1), a reference price of $90.10 per BSWC Common Stock (measured by the average of the bid and ask prices for such shares in the over-the-counter market as of Aug. 29, 2012) was used ($90.10 x 121,100 = $10,911,110). Counsel to the Company discussed the application of Rule 457 to the Company’s Registration Statement with Staff of the Commission’s Office of General Counsel (“OGC”) by telephone on August 6, 2012. The OGC Staff member confirmed with the Company’s counsel that the approach taken was appropriate.

Because the Company believes that the calculation conducted in the manner described above was appropriate (after confirmation of this belief by the OCG Staff), the aggregate dollar value of the CWS Common Stock to be issued in the Merger, disclosed on the cover page of the Registration Statement to be within a range of $10.6 to $11.4 million (based on assumed prices for Company Common Stock) was not used to determine the maximum aggregate offering price presented in the Fee Table of the Registration Statement.

Approval of the Merger, page 21

3.	We note the section entitled “Background to the Merger – Connecticut Water.” We also note that there does not appear to be a similar section containing disclosure regarding the background of the merger from BSWC’s perspective. Please advise or revise.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 12, 2012

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include a “Background to the Merger – BSWC” section that includes disclosure regarding the background of the Merger from BSWC’s perspective. Please see page 21 of the Amendment.

Background to the Merger – Merger Negotiation, page 21

4.	We note several instances in this section in which you have disclosed meetings at which members of CWC’s management discussed the potential merger. Please provide similar disclosure with respect to BSWC. For example, please disclose whether and when BSWC’s board of directors met following the meeting between Mr. Thornburg and Mr. Mansfield on March 16, 2012.

Response: The Company acknowledges the Staff’s comment and has revised each instance in the Registration Statement where the Company’s management discusses the potential merger to include similar disclosure from BSWC’s perspective. Please see page 23 of the Amendment.

5.	Please disclose the exchange ratio that was proposed in the non-binding term sheet delivered to BSWC in late April. Please also disclose whether the terms initially proposed differed materially from the non-binding term sheet entered into between the parties on May 1, 2012. Further, please disclose whether the terms in the proposed merger agreement differed materially from those in the non-binding term sheet.

Response: In the Company’s letter dated April 13, 2012 to BSWC, the Company proposed a stock-for-stock merger with BSWC using a proposed aggregate acquisition price of approximately $11,000,000, with a total enterprise value (including the assumption of all of BSWC’s long-term debt) of approximately $19,463,000. The letter described an Exchange Ratio of 3.25, based on an assumed price of $27.95 per share of Company Common Stock, with this exchange ratio to be used for all prices for Company Common Stock within a specified range of prices (the “Collar”). The Company also provided two exhibits to BSWC with this letter: the first exhibit explained reference data (EBIDTA, P/E and multiples of book value) for other publicly traded water companies and for the Company’s January 1, 2012 acquisition of The Maine Water Company; and the second exhibit showed a range of total deal values and exchange ratios, based on various prices per share for Company Common Stock, both within and outside the proposed Collar of $27.00 – $29.00 per share.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 12, 2012

The Company’s determination of the Exchange Ratio for the Merger, and the Collar terms, are further described in the Company’s Response to Comment No. 6 below.

In the parties’ May 1st Term Sheet, the parties agreed on an Exchange Ratio exactly as proposed in the April 13th letter. Therefore, the terms in the April 13th letter did not differ materially from those included in the Term Sheet. The Exchange Ratio included in the Term Sheet and in the parties July 18, 2012 Merger Agreement are identical.

The Registration Statement has been revised to make certain additional disclosures, as detailed in this Response. Please see page 23 of the Amendment.

6.	Please clarify how the parties determined the exchange ratio that is set forth in the Merger Agreement.

Response: The Company determined the Exchange Ratio used in the Company’s April 13th letter and the May 1st Term Sheet principally by considering the then-current price of CWS Common Stock on the Nasdaq Market and the book value of, and OTC market prices for, BSWC Common Stock, both as valued during the March-April 2012 period. As noted above, Company management selected a mid-point Exchange Ratio of 3.25-to-1 and a Collar of prices around a reference price of $27.95 per share of CWS Common Stock, for which the Exchange Ratio of 3.25 would also apply. Outside of the Collar range, the Company determined a fixed value for the shares of Company Common Stock that the Company would be willing to exchange in the Merger; namely, $11,413,675 for all share prices above $29.00 and $10,626,525 for all share prices below $27.00 per share. Company management also took into account the exchange ratios used in similar merger transactions involving publicly-traded water utilities, including the Company’s 2002 stock-for-stock merger of its merger subsidiary with and into the Unionville Water Company.

Company management discussed the proposed acquisition terms with the Corporate Finance and Investment Committee of the Company’s Board of Directors at its meetings held in early 2012 and received approval to present the proposed terms to BSWC. After BSWC’s receipt of the Company’s April 13th letter, the parties discussed the proposed Exchange Ratio further and agreed to use an exchange ratio in the May 1st Term Sheet that was identical to the Exchange Ratio described in the April 13th letter.

The Registration Statement has been revised to make certain additional disclosures, as detailed in this Response. Please see page 23 of the Amendment.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 12, 2012

BSWC’s Reasons for the Transaction, page 23

7.	We note your statement on page 25 that “BSWC management and directors concluded that it was unlikely that any other acquirer would be willing to offer superior terms.” Please provide additional disclosure regarding the basis for BSWC’s management’s conclusion in this regard.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove the disclosure regarding the subjective determination of BSWC management regarding the likelihood that other parties would make superior acquisition offers. As revised, this section of the Proxy Statement/Prospectus explains why BSWC management concluded that the Company’s acquisition offer should be recommended to BSWC’s Stockholders. Please see page 26 of the Amendment.

Interests of Certain Persons in the Merger, page 40

8.	Please elaborate upon the interests of the directors and officers of BSWC that are different from, and in addition to, the interests of BSWC shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to indicate that, because of their status as employees and agents of BSWC, the directors and officers of BSWC may be deemed to have certain interests in the Merger that differ from those of BSWC Stockholders. Please see page 42 of the Amendment.

Where You Can Find More Information, page 60

9.	Please include the Form 8-K’s filed on September 10, 2012 and September 20, 2012 in the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statements effective date, or include language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to specifically incorporate each current and periodic report filed to the date of the Amendment, and has also included the language set forth in Section 123.05 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations. Please see page 62 of the Amendment.

10.	We note the last sentence of this section which states in part that, “[t]he information contained herein with respect to BSWC was provided by BSWC and has not been verified by Connecticut Water.” Please remove this statement, as this language inappropriately suggests that you are not responsible for the information pertaining to BSWC that is contained in this Form S-4.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 12, 2012

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove any statement that suggests that the Company is not responsible for the information pertaining to BSWC set forth in the Registration Statement. Please see page 63 of the Amendment.

Part II – Information Not Required in Prospectus, page II-1

Item 22. Undertakings, page II-4

11.	Please provide the undertakings set forth in Items 512(a)(5) and 512(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement as requested to include the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6). Please see pages II-4 and II-5 of the Amendment.

* * * * * *

In responding to the Staff’s comments and as you have requested, by our signature below, we acknowledge that:

•

Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective under the Act, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective under the Act, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert SEC staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 12, 2012

* * * * * *

Should the Commission have any questions or comments, please feel free to call me at (860) 664-6030 or Edward B. Whittemore of Murtha Cullina LLP at (860) 240-6075.

Sincerely,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name:	David C. Benoit
Title:	Vice President – Finance, Chief Financial Officer and Treasurer

cc:	Lisa Kohl, SEC Staff Attorney

Lilyanna Peyser, SEC Staff Attorney

Eric W. Thornburg

Edward B. Whittemore